Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition
Released	07:00 02-Nov-06

RNS Number:4023L
Wolseley PLC
02 November 2006

NEWS RELEASE
2 November 2006

Wolseley plc
Acquisitions update
£61 million spent on six bolt on acquisitions taking total for bolt on acquisitions for the year so far to £221 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today six further bolt on acquisitions for an aggregate consideration of £61 million. In a full year, these bolt on acquisitions are expected to add approximately £102 million in additional revenue.

Since the beginning of the financial year on 1 August 2006, a total of sixteen bolt on acquisitions in Europe and North America have been completed for an aggregate consideration of approximately £221 million. These sixteen acquisitions are expected to add approximately £340 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £42 million. In addition, on 25 September 2006, Wolseley plc completed the acquisition of DT Group (formerly known as Danske Traelast) for an estimated consideration of £1,353 million which brings aggregate acquisition spend for the year to £1,573 million.

North America

On 16 October 2006, Ferguson acquired Gulf Refrigeration Supply Inc. ("Gulf") from Thomas K Holt and Douglas L Menard. Gulf is a distributor of HVAC equipment, parts and supplies based in Tampa, Florida. In the year ended 30 June 2006, Gulf had revenue of $54.9 million (£29.2 million) and had gross assets of $8.8 million (£4.7 million) at that date.

On 16 October 2006, Ferguson acquired the assets of Kandall Fabricating & Supply Corporation KF Industries, LLC ("Kandall") from David Kandall and Patrick Conklin. Kandall is a fabricator and distributor of fire sprinkler systems based in Passaic, New Jersey. In the year ended 31 December 2005, Kandall had revenue of $23.2 million (£12.4 million) and had gross assets of $9.7 million (£5.2 million) at that date.

On 16 October 2006, Stock Building Supply ("Stock") acquired the assets of Lee Window & Door Company ("Lee") from Peter Farren. Lee is a distributor and installer of commercial and high end residential windows located in Sanford, North Carolina. In the year ended 31 December 2005, Lee had revenue of $8.3 million (£4.4 million) and had gross assets of $0.9 million (£0.5 million) at that date.

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On 23 October 2006, Stock acquired Perfection Truss Company, Inc ("Perfection") from Jim Stafford. Perfection is the leading truss manufacturer in central New Mexico, based in Albuquerque. In the year ended 31 March 2006, Perfection had revenue of $6.4 million (£3.4 million) and had gross assets of $2.0 million (£1.1 million) at that date.

Europe

On 31 October 2006, WOODCOTE - stavebni materialy, a.s. ("Woodcote") was acquired from Neville Parry and Telor Holdings Limited. Woodcote has 37 outlets and operates in the Czech Republic, Slovak Republic, Hungary, Poland, Romania and Croatia. Woodcote is a general builders' merchant and also imports and distributes doors, ceilings, flooring, baths, insulation and dry lining to primarily professional contractors. In the year ended 31 December 2005, Woodcote had revenue of CZK1,844 million (£43.7 million) and had gross assets of CZK211 million (£5.0 million) at that date.

On 1 November 2006, DT Group acquired Hjalmars Tra AB ("Hjalmars") from Lars-Erik Bengtsson, Sven Enoch and Evan Thorsson. Hjalmars is a heavyside builder's merchant with two locations in Stenungsund and Alvangen, Sweden. In the year ended 31 December 2005, Hjalmars had revenue of SEK117.0 million (£8.5 million) and had gross assets of SEK32.8 million (£3.6 million) at that date.

The divisional split of the total acquisition spend since 1 August 2006 is:

Division	No. of Acquisitions	Spend
		£ Million

Europe	7	57
North America	9	164
TOTAL BOLT ONS	16	221
Acquisition of DT Group	1	1,353
TOTAL ACQUISITION SPEND	17	1,574

Chip Hornsby, Group Chief Executive of Wolseley said:

"We are pleased to announce these six bolt on acquisitions which further strengthen our existing business in Europe and North America. In particular, Woodcote extends our reach in Hungary and the Czech Republic, and provides us with an entry point into the new European growth markets of the Slovak Republic, Poland, Romania and Croatia."

ENQUIRIES:

Investors/Analysts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Media:

Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

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Exchange Rates

The following exchange rate has been used for the acquisitions noted above:

£1 = $1.88, £1 = €1.49, £1 = CZK42.25, £1 = SEK13.75

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2006 were approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has more than 79,000 employees operating in 27 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico and Barbados. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

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